UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

14 September 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amylin Pharmaceuticals, LLC

File No. 0-19700 -- CF# 28682

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Amylin Pharmaceuticals, LLC (formerly known as AMYLIN PHARMACEUTICALS, INC.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 3, 2012.

Based on representations by Amylin Pharmaceuticals, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through April 17, 2016
Exhibit 10.2	through October 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Timothy S. Levenberg
Special Counsel